SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment Number 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JERRICK MEDIA HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer)

Warrants to Purchase Common Stock with an Exercise Price of $0.20

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Jeremy Frommer

Chief Executive Officer

2050 Center Avenue, Suite 640

Fort Lee, New Jersey 07024

Tel: (201) 258-3770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Joseph M. Lucosky, Esq.

Lawrence Metelitsa, Esq.

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, New Jersey 08830

(732) 395-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$7,419,956	$900

*	Estimated for purposes of calculating the amount of the filing fee only. Jerrick Media Holdings, Inc. (“Jerrick” or the “Company”) is offering holders of 61,832,962 of certain of its warrants as more fully described herein the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share by tendering one-hundred thousand of the warrants in exchange for thirty-three thousand three-hundred thirty-three shares. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by using the average of the high and low prices of the Company’s common stock as reported by the OTCQB on February 8, 2019, which was $0.12. The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $121.20 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: Jerrick Media Holdings, Inc.
Form or Registration No.: N/A	Date Filed: February 14, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐ Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2019 (“Schedule TO”) relating to the offer by Jerrick Media Holdings, Inc., a Nevada corporation (the “Company”) to holders of certain of the Company’s outstanding warrants (the “Warrants”), each with an exercise price of $0.20, to receive an aggregate of 61,832,962 shares of the Company’s Common Stock, par value $0.001 per share (the “Shares”), to receive thirty-three thousand three-hundred thirty-three (33,333) Shares in exchange for every one-hundred thousand (100,000) Warrants tendered by the holders of Warrants (the “Exchange Ratio”). The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated February 14, 2019 (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), each as supplemented by this Amendment and by the First Supplement to the Offer to Exchange Common Stock for Certain Outstanding Warrants dated March 15, 2019 (the “Supplement”).

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer. Only those items amended are reported in this Amendment and in the Supplement. Except as specifically provided herein and in the Supplement, the information contained in this Schedule TO, the Offer to Exchange, and the Letter of Transmittal remains unchanged. This Amendment and the Supplement should be read with the Schedule TO, the Offer to Exchange, and the Letter of Transmittal.

Item 10.	Financial Statements.

Item 10 is hereby amended and restated and now reads as follows:

(a) Financial Information.

Incorporated herein by reference are the Company’s financial statements that were filed with its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2018 and its Quarterly Reports on Form 10-Q filed with the SEC on June 18, 2018, August 20, 2018, and November 19, 2018.

The full text of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at www.sec.gov. Copies of our SEC filings are also available without charge upon written request addressed to: Jerrick Media Holdings, Inc., 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024, (201) 258-3770.

Book Value Per Share. The Company’s book value (deficit) per share at September 30, 2018 was ($0.06).

(b) Pro Forma Information.

The Company does not consider this information to be material to the Offer.

(c) Summary Information.

Balance Sheet Data. The following table summarizes forth certain balance sheet data of the Company as of December 31, 2017 and 2016 and September 30, 2018.

	September 30, 2018	December 31, 2017	December 31, 2016

Current Assets	$232,879	$112,376	$184,494
Noncurrent Assets	$64,867	65,056	193,607
Current Liabilities	$2,603,869	3,687,200	3,544,996
Noncurrent Liabilities	$186,417	3,857,539	1,208

Statement of Operations Data. The following table summarizes forth certain statement of operations data of the Company for each of the two fiscal years ended December 31, 2017 and 2016 and the nine months ended September 30, 2018.

	Nine months ended September 30, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended December 31, 2016

Net revenue	$65,391	$95,653	$223,927
Gross margin	$65,391	$95,653	$180,606
Loss from operations	$(3,771,868)	$(5,562,328)	$(3,691,576)
Net loss	$(10,052,160)	$(8,751,586)	$(7,391,907)

Loss per share from continuing operations:
Basic	$(0.25)	$(0.23)	$(0.24)
Diluted	$(0.25)	$(0.23)	$(0.24)

Net loss per share:
Basic	$(0.25)	$(0.23)	$(0.24)
Diluted	$(0.25)	$(0.23)	$(0.24)

Book Value Per Share. The Company’s book value (deficit) per share at September 30, 2018 was ($0.06).

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Company is extending the Offer until 11:59 P.M. (Eastern Standard Time) on March 21, 2019. As amended, the Offer and withdrawal rights will now expire at 11:59 P.M. (Eastern Standard Time) on March 21, 2019, unless further extended or earlier terminated. Only Warrants validly exchanged and not properly withdrawn will be exchanged pursuant to the Offer.

Item 12.	Exhibits.

Amendments to the Offer to Exchange, Letter of Transmittal and the Notice of Withdrawal

All references to “5:00 p.m., Eastern Time, on March 14, 2019” in the Offer to Exchange, the Letter of Transmittal, and the Notice of Withdrawal are hereby amended and replaced with “11:59 p.m., Eastern Time, on March 21, 2019”.

All references in the Letter of Transmittal and the Notice of Withdrawal to the determinations of the Company being “final and binding” are hereby amended and replaced with the following language “determination will be binding although Warrant holders are not foreclosed from challenging the Company’s determinations in a court of competent jurisdiction.” This language is found in the final paragraph of the Letter of Transmittal (prior to Annex A) (Exhibit (a)(1)(B)) and the final paragraph of the Notice of Withdrawal (Exhibit a(1)(C)).

Exhibit Number	Description
(a)(1)(E)*	First Supplement to the Offer to Exchange Common Stock for Certain Outstanding Warrants dated March 15, 2019.
(a)(5)(F)*	Public Announcement dated March 15, 2019

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JERRICK MEDIA HOLDINGS, INC.

Date: March 15, 2019	By:	/s/ Jeremy Frommer
Name: Jeremy Frommer
Title: Chief Executive Officer

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